EXHIBIT 4(b)(xiv)

[LLOYDS TSB LOGO]

Lloyds TSB Group plc

PERSONAL	71 Lombard Street London EC3P 3BS

Professor Ewan Brown, CBE	Chairman

20th November, 1998

Dear Ewan,

DIRECTORSHIP

I am pleased to confirm the board’s approval of your appointment as a director of Lloyds TSB Group from 1st April, 1999, and Chairman of TSB Bank Scotland to succeed Gordon Anderson immediately after our annual general meeting on 14th April, 1999.

As agreed with you and Gordon, we are making the announcement today.

Alastair Michie, our Company Secretary, will be writing to you about certain formalities and sending you an information pack.

If a convenient time can be found, I hope there will be an opportunity for me to tell you about some of the main issues the board is currently considering. We can also discuss what “induction” you may like to have on the role of the board and the work of the bank. My secretary will be in touch to seek possible dates.

I am delighted that you have agreed to join our board and to become Chairman of TSB Bank Scotland, and I look forward to welcoming you to your first Lloyds TSB Group meeting.

Your sincerely,

/s/ Brian Pitman

Sir Brian Pitman

Exhibit 4(b)(xiv)

PERSONAL

Professor Ewan Brown, CBE

20th November 1998

Dear Ewan,

DIRECTORSHIP

The Chairman has written to confirm that you have been appointed a director of Lloyds TSB Group from 1st April, 1999 and Chairman of TSB Bank Scotland to succeed Gordon Anderson immediately after our annual general meeting on 14th April, 1999.

Non-executive directors’ appointments are subject to specified terms. I confirm therefore that your appointment is, subject to the provisions of the Companies Act 1985 and the articles of association, for a term not exceeding five years, which might be renewed if both you and the board agree in due course.

Although there is no share qualification for directors, they all own some shares in the group and we encourage directors to do so. If you or your connected persons were to buy shares, there would be no need for you to seek clearance to deal under our share dealing procedures for the time being. These will not apply to you until you join the board in April. However, it would be helpful if you were to let me have details of any Lloyds TSB Group share transactions in the meantime. No doubt you would check with Jeremy Fraser before dealing, in case there were to be any TSB Bank Scotland restriction.

While on the subject of shares, we have just introduced a dividend reinvestment plan but I am afraid we have asked that our directors and connected persons should not take part in it. I enclose a. letter from the Chairman in that regard.

A schedule and attachments relating to your directorship are enclosed. The schedule lists items which should be completed and returned to me, please.

I am sorry about the formalities and hope that you will not hesitate to contact me for assistance in any of these or other matters.

Your sincerely,

/s/ Alastair Michie

A.J. Michie
Secretary